PROSPECTUS SUPPLEMENT
---------------------
(To Prospectus dated May 24, 2000)


                                 500,000 Shares

                            MDU RESOURCES GROUP, INC.
                                  Common Stock
                            par value $1.00 per share


     PLAN OF DISTRIBUTION. MDU Resources Group, Inc. is offering these shares, together with the attached preference share purchase rights, directly to Nomura Securities International, Inc. at a purchase price of $23.7668 per share. The total purchase price for all of these shares is $11,883,400.

     MDU will receive proceeds from the sale of these shares of $11,883,400 minus its expenses relating to the sale, which are estimated to be $32,500. Applications will be filed to list these shares on the New York Stock Exchange and the Pacific Exchange. The trading symbol is "MDU."

     The offering price of these shares was established with reference to prices of MDU Resources Group, Inc. common stock on the New York Stock Exchange for the period beginning August 28, 2000 and ending September 1, 2000, net of a discount of 2.5%. MDU Resources Group, Inc. will deliver these shares to Nomura Securities International, Inc. on or about the date of this Prospectus Supplement.

     MDU Resources Group, Inc. has no arrangement or understanding, formal or informal, relating to a distribution of these shares. Any resale of these shares by Nomura Securities International, Inc. would be solely at its election and would not be made on behalf of or at the request of MDU Resources Group, Inc. MDU Resources Group, Inc. does not have any specific knowledge of the intentions, if any, of Nomura Securities International, Inc. to resell and distribute these shares.

     USE OF PROCEEDS. The net proceeds to MDU Resources Group, Inc. from the sale of these shares will be added to the general funds of MDU Resources Group, Inc. and may be used for the refunding of outstanding debt obligations, for corporate development purposes (including the acquisition of businesses and/or business assets), and for other general corporate purposes.

     GENERAL. The mailing address and telephone number of the principal executive offices of MDU Resources Group, Inc. are: Schuchart Building, 918 East Divide Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, (701) 222-7900.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this Prospectus Supplement and the accompanying Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

          The date of this Prospectus Supplement is September 5, 2000.